UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Guild Holdings Company

(Exact name of registrant as specified in its charter)

Delaware	6162	85-2453154
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Michael Lau

President & Chief Executive Officer

Guild Holdings Company

5887 Copley Drive

San Diego, California 92111

(858) 956-5130

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Lee Meyerson Ravi Purushotham Simpson Thacher and Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455 3675 (212) 455 2627

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.01 per share: 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Guild Holdings Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: December 8, 2025

Guild Holdings Company

By:	/s/ Michael Lau
Name:	Michael Lau
Title:	President & Chief Executive Officer